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                                 April 30, 2004
                                    via EDGAR
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549
                      Attn: Division of Corporation Finance

                                RE: STRANEX, INC.
     Application for Withdrawal of Registration of Securities on Form 10-SB
                             File Number: 000-50716
                           Filing Date: April 29, 2004

Pursuant to Rule 477 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), Stranex, Inc. (the "Company") hereby requests withdrawal of the Company's Form 10-SB, General Form for Registration of Securities of Small Business Issuers Under Section 12(b) or 12(g) (File Number 000-50716) (the "Form 10-SB").

On April 29, 2004, the Company filed the Form 10-SB to register its shares of Common Stock, $.0001 par value per share, under Section 12(g) of the Securities Act. The Company was informed by the Securities and Exchange Commission on April 30, 2004 that it should withdraw the Form 10-SB and may refile when the financial statements included with such form are audited by an accounting firm registered with the Public Company Accounting Oversight Board.

No securities have been sold pursuant to the Form 10-SB. The Form 10-SB has not been declared effective by the Securities and Exchange Commission.

Please provide me with a facsimile copy (fax number (216) 514-5996) of the order consenting to the withdrawal of the Form 10-SB as soon as it is available. Please contact Alisa K. Khoury of Margulies & Levinson LLP at (216) 514-5994 if you have any questions or comments.

Sincerely,


STRANEX, INC.

         By: /s/  Michael P. Bogomolny
             ----------------------------------------
             Michael P. Bogomolny, President,
             Treasurer, Secretary and sole Director

cc:      Alisa K. Khoury
         Margulies & Levinson LLP